August 3, 2007
By EDGAR
Ms. Pamela A. Long
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Heritage-Crystal Clean, Inc. Registration Statement on Form S-1 File No. 333-143864
Ladies and Gentlemen:
On behalf of our client, Heritage-Crystal Clean, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated July 13, 2007, concerning the above-referenced document and the Company’s initial public offering of securities. For your convenience, the responses by the Company follow the bolded text of the applicable SEC comment. In addition to the responses below, the Company has filed today Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 referenced above to address the Staff’s comments and is supplementally providing you with a copy of Amendment No. 1, which is marked to show changes against the initial filing.
General
1.	We note that non-Rule 430A information, including an estimated price range, is omitted throughout the registration statement. To the extent practicable, complete the information before amending the registration statement. Please note that we will need adequate time to review the registration statement with the price range and other information included before you request acceleration. Further, confirm that Heritage-Crystal Clean, Inc. or HCCI will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers.

Response. The information that has been omitted from the Registration Statement is generally contingent upon the determination of the exchange ratio for the Company’s existing membership interests, which is not available at this time, or the estimated price range. As you have requested, the Company will include the required information in an amendment for the Staff’s review prior to submitting a request for acceleration and will include an estimated price range prior to circulating a preliminary prospectus to prospective purchasers.

Ms. Pamela A. Long
August 3, 2007

2.	Except for the independent public accounting firm’s consent, we note that HCCI has filed no exhibits to the registration statement and intends to file by amendment numerous exhibits to the registration statement. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement’s effectiveness.

Response. As you have requested, the Company is filing several exhibits with Amendment No. 1. Those exhibits that are not currently available will be filed as exhibits to the Registration Statement to provide the Staff of the SEC with sufficient time to review the exhibits before requesting acceleration of the Registration Statement’s effectiveness.

3.	We note that your registered offering includes shares to be issued in the Direct Placement to certain holders who have requested the opportunity to purchase shares of your common stock in connection with the public offering. Please tell us more about this arrangement and provide us supplementally with copies of any materials you have used or plan to use in connection with the Direct Placement. In addition, please describe the mechanics of how the purchasers have or will indicate their interest in purchasing the shares, how and when the shares will be offered, and how you have or will determine the recipients of the shares.

Response. As noted in the Registration Statement, certain holders of the Company’s preferred units and certain related persons, primarily family members and affiliated entities, have orally requested the opportunity to purchase $14.0 million of the Company’s common stock in connection with its initial public offering. As a result, the Company is offering to sell $14.0 million of common stock to this group at the initial public offering price. The closing of this direct placement will occur simultaneously with the completion of the public offering. The Company intends to circulate the Direct Placement prospectus included as part of the Registration Statement to such persons that have requested the opportunity to participate and seek oral indications of interest — offers to buy — from such persons on that basis. The Company does not intend to use any other written materials in connection with the placement. Immediately following the pricing of the initial public offering, the Company intends to seek and accept written confirmation of indications of interest and make allocations with respect to the Direct Placement shares.

4.	Please tell us what consideration you have given to registering the share exchange to be conducted in the reorganization under the Securities Act. If you intend to rely on an exemption from registration under the Securities Act, please describe the facts necessary to support using the exemption.

Response. In connection with the decision to conduct an initial public offering, the Company determined that the limited liability company structure needed to be converted

Ms. Pamela A. Long
August 3, 2007

into a corporate structure. What the Company refers to in the Registration Statement as the “Reorganization” (the “Reorganization”) is analogous to a reincorporation of a corporation into another jurisdiction. Each member of the Company will receive the same proportionate interest in the reorganized Company as such holder held immediately prior to the exchange. Only the type of entity will change. All of the membership interests in the Company were issued prior to the filing of the Registration Statement, and the Company believes that the shift from a limited liability company structure to a corporate structure in this manner is common in preparation for an initial public offering. The Company further believes that the share exchange to be conducted in the Reorganization is not required to be registered under the Securities Act of 1933 (the “Securities Act”).
The Company intends to rely on Section 4(2) under the Securities Act, consistent with an offering of shares in a transaction not involving a public offering. The Company believes that the share exchange qualifies as a private placement as there are less than 16 holders of units in the Company to be exchanged, all of whom will be either accredited investors, directors or employees of the Company. The Company notes that, because all offerees were security holders of the limited liability company, there was a prior business relationship between each of them and the Company, so that communications concerning the Reorganization did not involve the use of any general solicitation within the meaning of Regulation D.

5.	Please revise your document to provide the audited financial statements of HCCI as required by Item 11 of S-1.

Response. The Company has included a subsequent event footnote to its audited financial statements for Heritage-Crystal Clean, LLC. that provides a description of the obligations of, and the equity securities authorized by, the Company on page F-15 of Amendment No. 1. Financial statements for the Company are not provided because until the Reorganization, the Company has no assets (including cash), liabilities or operations and has not issued any capital stock.
Prospectus Summary, page 1
6.	Expand the disclosure here and elsewhere to provide a basis for HCCI’s belief that HCCI is the second largest provider of parts cleaning services in the United States and a leading provider of containerized waste services. For example, indicate whether the basis is revenues, gross profit, net income, market share or some other measure. If HCCI is using or relying upon a report or study as support for the statements, provide us a copy of the report or study.

Ms. Pamela A. Long
August 3, 2007

Response. Because the Company believes that revenues are a common unit of measurement understood by investors, the Company has revised the Prospectus Summary to reflect that its beliefs that HCCI is the second largest provider of parts cleaning services in the United States and a leading provider of containerized waste services as measured on revenues.

Based on the Company’s and its management team’s long standing presence in the parts cleaning and containerized waste services markets, the Company has developed extensive knowledge of the market and its competitors and has made assessments regarding its revenues relative to its competitors. In addition, prior to joining HCCI, many of the Company’s managers held key positions with Safety-Kleen Corporation (“Safety-Kleen”), one of the largest providers of industrial and hazardous waste services in the United States, the largest provider of parts cleaning services and the Company’s primary competitor. The Company also regularly attends industry conventions and presentations, conducts surveys of its customers and other participants in the industry and discusses industry trends and other information with independent analysts.

Based on the resulting information that the Company has gathered over time, the Company has noted that the parts cleaning services market (other than the shares held by itself and Safety-Kleen) is highly fragmented and is not aware of any competitors (other than Safety-Kleen) that have operations in the market that approach the size of those of the Company as measured on revenues.

While the market for containerized waste services is more diverse than the market for parts cleaning services, with a variety of large and small competitors, the Company has similarly concluded, based on industry information that it has gathered, that it is one of the leading providers of containerized waste services as measured on revenues.
Risk Factors, page 8
7.	Include in each risk factor’s discussion information necessary to assess the risk, including its magnitude. For example:
•	The eighth risk factor states that HCCI’s insurance policies do not cover all losses, costs, or liabilities that HCCI may experience. Quantify the material exclusions and limits of HCCI’s principal insurance policies.

•	The thirteenth risk factor states that HCCI must replace a material portion of its customer base every year and gain additional customers to sustain its growth. Quantify HCCI’s customer turnover rate during each of the periods presented in the financial statements.

Ms. Pamela A. Long
August 3, 2007

•	The twenty-second risk factor states that a substantial portion of HCCI’s shares of common stock are closely held by institutional and insider investors. Quantify the portion of HCCI’s shares of common stock that are held by institutional and insider investors.
Response. With respect to the risk factor on the Company’s insurance policies, the Company has added examples of material limitations on its insurance policies. However, the Company does not believe that it is appropriate to quantify the exclusions and limits in the Registration Statement because such measures are difficult to accurately quantify and the Company views this information as confidential and disclosure could put the Company at a disadvantage from a litigation defense perspective. In addition, the Company believes that such quantification is not necessary for an investor to understand the risks relating to limitations on insurance policies.

With respect to the risk factor on the Company’s customer base, the Company has modified the risk factor to reflect that its ability to sustain growth is based on both the identification of new customers and the expansion of business with existing customers. Because the Company is able to sustain growth without replacing a portion of its customer base (as a result of increased sales from existing customers), the Company does not believe that disclosure of its customer turnover rate is necessary. The Company’s customer base consists of over 34,000 customers, many of which are small businesses that frequently start, close, relocate, are purchased or sold, change names and/or enter into multiple contracts with the Company. For those reasons, the Company does not believe that turnover rate is meaningful and has not developed a meaningful statistic for management purposes. Please note that in the “Management’s Discussion and Analysis Of Financial Condition and Results Of Operations” section, the Company has identified established branch and new branch sales growth which it believes to be more meaningful than the Company’s turnover rate.

With respect to the risk factor on shares held by institutional investors, the Company has revised the risk factor to disclose the shares held by The Heritage Group.
Use of Proceeds, page 19
8.	We note that you will use proceeds of the offering to redeem the preferred stock. Please identify any of your officers, directors, or significant shareholders who will receive proceeds of this offering, and the amount of proceeds they will receive.

Response. The Company has revised the Use of Proceeds section to reflect your comment.

Ms. Pamela A. Long
August 3, 2007

Capitalization, page 20
9.	Please revise your table to include a historical column as of March 24, 2007.

Response. The Company has revised the Capitalization table to reflect your comment.
Dilution, page 21
10.	In the table that compares the shares purchased and consideration paid by existing owners versus new investors, please provide a line item that excludes the shares to be sold in the Direct Placement. Although we understand that the Direct Placement will be made at the same per share price as a the public offering, we believe that this additional information will better help investors to understand the disparity in the shares owned and consideration paid that Item 506 contemplates.

Response. The Company has revised the table that compares the shares purchased and consideration paid by existing owners versus new investors to reflect your comment.
Selected Financial Data, page 23
11.	Please revise your balance sheet data to:
•	Present the historical, amounts of total assets and total stockholders’ equity at March 24, 2007. You may include total assets and total stockholders’ equity, adjusted for the deferred taxes, as a separate column in your table or in your footnote (5).

•	Include the historical amounts for redeemable capital units and total members’ capital.
Response. The Company has revised the balance sheet data to reflect your comments.
12.	Please revise your footnote (4) to state, if true, that the pro forma adjustment reflects the exchange of the common, preferred and redeemable capital units of Heritage-Crystal Clean, LLC for shares of common stock and preferred stock of HCCI.

Response. The Company has revised the footnote to reflect your comment.

Ms. Pamela A. Long
August 3, 2007

Management’s Discussion and Analysis, page 25
Liquidity and Capital Resources, page 31
13.	Please revise your document to disclose whether you are in compliance with the covenants contained in your applicable debt agreements as of the latest balance sheet date. To the extent material, please disclose and discuss your most restrictive debt covenants.

Response. The Company has revised the disclosure to disclose that it is in compliance with its debt agreements as of the latest balance sheet date and to discuss those covenants contained in the debt agreements that the Company considers material.
Facilities, page 43 (44 in Amendment No. 1)
14.	Disclosure states that HCCI’s corporate headquarters occupy space under a lease, and HCCI is committed to leasing additional space at its headquarters for nine years beginning in January 2008. Advise what consideration HCCI has given to filing the lease agreement for its headquarters as an exhibit to the registration statement. See Item 60l(b)(l0) of Regulation S-K.

Response. The Company is filing the lease as an exhibit to Amendment No. 1.
Compensation Discussion and Analysis, page 48 (49 in Amendment No. 1)
15.	Please identify the members of the peer group that Hewitt uses in benchmarking the company’s executive compensation.

Response. Hewitt has not yet provided benchmarking with respect to the Company’s executive compensation. The Company retained Hewitt in June 2007 in connection with its initial public offering and, as disclosed in the Registration Statement, Hewitt will provide the Compensation Committee with competitive information regarding executive compensation, including benchmarking, for fiscal 2007 and beyond.
Cash Bonus, page 49 (50 in Amendment No. 1)
16.	Please explain how cash bonuses are affected if actual pre-tax net income of the company is significantly more or less than the amount of your projected earnings.

Response. The cash bonuses are based on actual and not projected operating income of the Company. The Company has revised the disclosure to clarify this point.

17.	Please clarify whether the cash bonuses described in this section are pursuant to the annual incentive plan you describe on page 56.

Ms. Pamela A. Long
August 3, 2007

Response. The cash bonuses referenced are not paid pursuant to the annual incentive plan. The Company has clarified on pages 49 and 57 in its discussion of the annual incentive plan that the annual incentive plan was adopted in connection with the Company’s initial public offering. This clarification should make it clear to the reader that cash bonuses prior to the initial public offering are not pursuant to the annual incentive plan.
Summary Compensation Table, page 50 (51 in Amendment No. 1)
18.	Please explain why the base salaries in this table are significantly greater than the base salaries provided for in the employment agreements described on pages 57 through 59.

Response. The base salaries provided for in the employment agreements are the minimum salaries that the Company must pay under the employment agreements. The Company has paid base salaries to the named executive officers above what is required in the employment agreements and these increased amounts are reflected in the Summary Compensation Table. The Company has revised the disclosure to describe that the actual salary amounts for 2006 were determined by the Company’s Compensation Committee and, except with respect to his own salary, the Company’s President and Chief Executive Officer.

19.	Please elaborate upon why you choose to pay each element of compensation and how you determine the amount of long term incentive and other compensation that you pay. You should also discuss how each element of compensation fits in to your overall compensation objectives and affects decisions regarding other elements.

Response. The Company has revised the Summary Compensation Table to add disclosure on the decisions behind the salary and bonus paid. No long-term incentive compensation was awarded in 2006 so no disclosure was made with respect to long-term compensation in the table although the Company has added additional disclosure on this point under “Compensation Discussion and Analysis—Executive Compensation Objective”, “Compensation Discussion and Analysis—Components of Executive Compensation—Cash Bonus” and “Compensation Discussion and Analysis—Components of Executive Compensation—Long Term Incentive”.

20.	We note that you have a non-qualified deferred compensation plan and that you may make discretionary contributions to participants’ deferred accounts. If the named executive offers participate in this plan, please discuss it in your CD&A, addressing each of the items cited in the comment above.

Ms. Pamela A. Long
August 3, 2007

Response. The Company plans to adopt the nonqualifed deferred compensation plan in connection with the initial public offering. The Registration Statement has been revised to reflect that intent.

21.	In the paragraph captioned “Long Term Incentive” you cross reference the discussion of employment and related agreements. We were unable to locate a more complete discussion of a long term incentive plan in that section. Please elaborate on this element of compensation in the CD&A. If you intended to refer to the Key Employee Membership Interest Trust Agreement, please clarify.

Response. The cross-reference in the paragraph captioned “Long Term Incentive” on page 49 has been revised to include a reference to the Key Employee Membership Interest Trust Agreement.
Description of Our 2007 Omnibus Incentive Plan and Initial Awards, page 52 (53 in Amendment No. 1)
22.	Delete the language that discussion of the plan is “qualified in its entirety” by reference to a document outside the prospectus. Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only if the form explicitly permits it or where the form requires a summary of the document.

Response. The Company has deleted the language as you have requested.
Agreements with Mr. Hillstrom, page 59 (60 in Amendment No. 1)
23.	State Mr. Hillstrom’s base salary under the employment agreement.

Response. The employment agreement does not set Mr. Hillstrom’s base salary so it is not included in the description of his employment agreement. The summary of Mr. Hillstrom’s employment agreement has been revised to state that the employment agreement does not set a minimum base salary.
Principal Stockholders, page 63 (64 in Amendment No. 1)
24.	For a beneficial owner such as BRS-HCC Investment Co. Inc. that is not a natural person, identify the natural person or persons who have the sole or shared voting and investment control over the shares held by the beneficial owner.

Response. The Company has revised the disclosure to identify in a footnote natural person(s) who have the sole or shared voting and investment control over the shares held by BRS-HCC Investment Co., Inc.

Ms. Pamela A. Long
August 3, 2007

Indebtedness and Payments to Related Parties, page 64 (65 in Amendment No. 1)
25.	Disclosures indicates that HCCI entered into unsecured promissory notes under which it can borrow up to $8.3 million and $1.75 million from Asphalt Refining Co. and Bruckmann Rosser Sherrill & Co II, L.P. Advise what consideration HCCI has given to filing any agreements relating to the unsecured promissory notes as exhibits to the registration statement. See Item 60l(b)(10) of Regulation S-K.

Response. The Company is filing these promissory notes as exhibits to Amendment No. 1.
Description of Capital Stock, page 66 (67 in Amendment No. 1)
26.	Remove from the first paragraph the statement that the description of HCCI’s capital stock is “qualified in its entirety” by information outside the prospectus. This section should include all of the disclosure required by Item 202 of Regulation S-K.

Response. The Company has deleted the language as you have requested.
Lock-up Agreements, page 70; Underwriting, page 74 (71 and 75 in Amendment No. 1, respectively)
27.	Please confirm that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreements to permit those persons to resell their shares before the lock-ups’ expiration periods.

Response. The Company confirms that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreements to permit those persons to resell their shares before the lock-ups’ expiration periods.
Where You Can Find More Information, page 78 (79 in Amendment No. 1)
28.	Delete the language that statements contained in the prospectus about the contents of any agreement or any other document “are not necessarily complete” and are “qualified in all respects.” Rule 411(a) of Regulation C under the Securities Act permits qualification of information inside the prospectus by reference to information outside the prospectus only if the form explicitly permits it or where the form requires a summary of the document. If HCCI retains the language that statements “are not necessarily complete,” disclose that all material provisions of the contract or other document are discussed in the prospectus.

Response. The Company has deleted the language as you have requested.

Ms. Pamela A. Long
August 3, 2007

Underwriting, page 74 (75 in Amendment No. 1)
29.	Expand the disclosure relating to short sale transactions in the last paragraph on page 75 to explain these material points:
•	How underwriters determine the method for closing out covered short sale positions.

•	What short sales are.

•	What naked short sales are.

•	What covered short sales are.

•	When a naked short position will be created.
In preparing the response, you may wish to refer to “Syndicate Shorts Sales” in section VIII.A.3. of our November 14, 2000 “Current Issues and Rulemaking Projects” that is available on the Commission’s website at http://www.sec.

Response. The Company has expanded the disclosure regarding short sale transactions as you have requested.
Financial Statements page F-l
General
30.	In the business section on page 38, you disclose that you provide several services. These include the parts cleaning business, the containerized waste business, bulk used oil collection services, and vacuum truck services. In this regard, please tell us what consideration you have given to your operating and reportable segments. See paragraphs 10-24 of SFAS 131, Disclosures about Segments of an Enterprise and Related Information, for guidance.

Response. The Company carefully considered the identification of reportable segments based on the guidance in SFAS 131. Factors which the Company considered include:
•	The Company’s Financial Reporting and Management Structure: The Company utilizes a financial system that allows for the development of financial reports for the Company as a whole, as well as for portions of the Company. The Company’s primary operating segment is the branch; the Company has 48 individual branches, each with a branch manager responsible for the business results in a defined geographic area. The Company further organizes the branches into 8 geographic regions, and 2 geographic divisions, each with a manager

Ms. Pamela A. Long
August 3, 2007

responsible for the results in the defined geographic territory, and each reporting up to the Company’s chief operating decision maker (“CODM”). Each of these geographic operating units (branch, region, and division) has an individual financial statement prepared on a periodic basis, showing revenues and gross profits, and these statements are regularly reviewed by the Company’s CODM. Similar information is presented to and reviewed by the Company’s Board of Directors. Performance assessments and decisions regarding the allocation of resources are primarily made based on branch, regional, and divisional financial information. For these reasons, the Company believes it is appropriate to conclude that the Company’s geographic operating units (branches, regions and division) are its operating segments.

•	The Aggregation Criteria of SFAS 131: Pursuant to paragraph 17 of SFAS 131, management may combine all operating segments if there is a similar nature of products, distribution channels or types of customers. The Company’s geographic operating units meet the definition of reportable operating segments; however, all of these units are aggregated in accordance with SFAS No. 131. Each geographic operating unit has similar economic characteristics and offers the same services to the same type customers. The long-term margins are comparable, the nature and process of the services are the same, a similar customer base exists, and all services are regulated by the Environmental Protection Agency and the Department of Transportation.

•	Alternative Candidates for Operating Segments: Utilizing the Company’s financial system, the Company is also able to develop financial reports for various service lines. The service lines that the Company assesses include: (a) parts cleaning and containerized waste; (b) used oil collection services, and (c) vacuum truck services. However, these service lines do not fit the definition of an operating segment for a number of reasons, including: (1) the service lines do not each have a responsible segment manager; (2) the financial reports for the service lines are seldom reviewed by the CODM; and (3) the financial reports for the service lines are not provided to the Company’s Board of Directors. Furthermore, while revenues by service line are fairly determinable, there are many assets and employees shared across and between service lines for which the allocation of costs are subject to estimates which are imprecise and often unsupported. After due consideration of the factors discussed in paragraph 13 of SFAS 131, the Company has concluded that its branch and geographic segments meet the criteria of operating segments, and that its service lines do not meet the criteria of operating segments.

•	The Quantitative Thresholds: In addition, to constitute a reportable segment under SFAS 131, a segment must represent more than 10% of the combined revenue,

Ms. Pamela A. Long
August 3, 2007

profit or assets of the entity. The Company’s parts cleaning and containerized waste service represents approximately 90% and service lines for used oil collection services and for vacuum truck services each represent less than 10% of the Company’s combined revenue, profit and assets. Therefore, even if these service lines were deemed to be operating segments, they would be subject to aggregation as discussed in paragraph 18 of SFAS 131.
Report of Independent Registered Public Accounting Firm, page F-2
31.	Please have your auditors revise their audit report to include the conformed signature of the firm as required by Rule 2.02(a) of Regulation S-X.

Response. The conformed signature of the independent registered public accounting firm is included in Amendment No. 1.
Statement of Operations, page F-4
32.	Please tell us what consideration you have given to separately stating your revenue from product sales, services, and leasing of machines as required by Rule 5-03(b)1 of Regulation S-X.

Response. The Company’s core business is to provide customers with a service. Product sales and other revenues are incidental to the service and are not more than 10% of total revenues of the Company. Thus, the Company has combined product sales with service revenue in its statement of operations as permitted by Rule 5-03(b). The Company does not lease machines to customers and the term “lease” has been removed from Amendment No. 1. The Company has service contracts with its customers that are for one year, providing them parts washing services using either a company provided or a customer owned machine. Accordingly, the Company does not have lease revenue.

33.	Please clarify how the contract termination is reflected in your statement of operations for the 12 weeks ended March 24, 2007. Additionally, please tell us how you determined that it was appropriate to include the gain in operating income.

Response. The gain on contract termination is reflected in the statement of operations, in the fiscal quarter in which the termination was effective, net of charges to reduce solvent inventories to net realizable value that were necessary as a result of the contract termination. To determine the proper classification of the gain in the statement of operations, the Company considered Staff Accounting Bulletin No. 67 Topic 5.P.3, which indicates that “the proper classification of a restructuring charge depends on the nature of the charge and the assets and operations to which it relates.” Therefore, since this gain related to activities for which revenues and expenses have historically been

Ms. Pamela A. Long
August 3, 2007

included in operating income, the Company has concluded that it was appropriate to include the gain in operating income.

34.	Please revise your statement of operations to include pro forma earnings per share which give effect to the conversion of Heritage-Crystal Clean, LLC units to shares of HCCI. This disclosure should not give effect to the offering.

Response. The Company has revised the statement of operations to include pro forma earnings per share as you have requested. The pro forma earnings per share calculation gives effect to income taxes as if the company were taxable; however, as the exchange ratio has not yet been determined, the calculation does not reflect the conversion of Heritage-Crystal Clean, LLC units to shares of HCCI.
Statements of Cash Flows, page F-6
35.	Please revise your statement of cash flows as of March 24, 2007 to separately show the gain on contract termination in your reconciliation of net income to net cash provided by operating activities.

Response. The statement of cash flows has been revised to separately show the non-cash charge to inventory that was recorded as a result of the contract termination. Because the gain on contract termination is already included in operating activities (as noted in response to comment #33 above), it is not necessary to separately show the gain in the cash flow statement.
Note 2. Summary of Significant Accounting Policies, page F-7
(d) Revenue Recognition, Cost of Sales and Operating Costs, page F-8
36.	You state that “the company’s used solvent that it retrieves from customers in its product reuse program is accounted for as a reduction in net cost of solvent under cost of sales, whether placed in inventory or sold to a purchaser for reuse.” Please tell us how you determined that this accounting treatment is appropriate and cite the authoritative literature which supports this treatment. Please also explain to us how you determine the amount at which you reduce the net cost of solvent when you retrieve used solvent from customers. Lastly, please tell us how much cost of sales has been reduced under this program for the periods presented.

Response. Concepts Statement 5, paragraph 83(b) states that “an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations”. The Company does not consider the sale of reuse solvent to be one of its major or central operations. Rather the sale of reuse solvent is a by-product of the Company’s parts cleaning service. The Company views the recovery and ultimate sale of reuse solvent as a reduction in the net

Ms. Pamela A. Long
August 3, 2007

cost of solvent needed to perform the service provided to its customers. Reuse solvent is recorded at net realizable value (which is always less than original cost) when received back from customer sites, with a corresponding reduction in cost of sales. When reuse solvent is ultimately sold to a purchaser, any resulting difference between inventory value and selling price is also recorded in cost of sales. The following table shows the amount of the reduction to the Company’s cost of sales for the return of solvent inventory and shipments to purchasers of used solvent for fiscal years ended January 1, 2005, December 31, 2005 and December 30, 2006 and for the twenty-four week periods ended June 17, 2007 and June 16, 2006 (each such twenty-four week period referred to herein and in Amendment No. 1 as a “first half”):

Fiscal Year ended January 1, 2005	$3,358,976
Fiscal Year ended December 31, 2005	$5,896,067
Fiscal Year ended December 30, 2006	$8,236,581
First Half ended June 17, 2006	$3,683,793
First Half ended June 16, 2007	$3,446,475
37.	In the business section on page 38, you indicate that you lease and sell cleaning machines to your customers. However, it is not clear how you account for the lease or sale of these machines. In this regard, please revise your disclosure to clarify your revenue recognition policy for the lease or sale of machines.

Response. As noted above in response to comment #32, the Company does not lease machines to customers and the term “lease” has been removed from Amendment No. 1. In situations in which the Company provides machines to the customer, the service agreement encompasses the regular visits to clean the machine and replace the used solvent with new. The Company recognizes revenue for these visits at the time the service is performed in accordance with the service agreement. For machines sold to customers, revenue is recognized as the products are delivered and the customer takes ownership. The Company believes that the revenue recognition policy as currently disclosed accurately describes each of the relevant revenue producing activities.

38.	Please tell us and disclose whether the cost of cleaning machines is included cost of sales.

Response. For situations in which the Company sells machines to customers, the cost of the machine is included in cost of sales. Note 2(d) to the financial statements has been revised to clarify this fact.

Ms. Pamela A. Long
August 3, 2007

(i) Property and Equipment, page F-9
39.	Please tell us what consideration you have given to capitalizing interest related to the construction-in-process of your solvent recycling system. See SFAS 34, Capitalization of Interest, for guidance.

Response. Prior to completion of the first half ended June 16, 2007, capitalized interest related to the construction-in-process of the Company’s solvent recycling system was immaterial. For the first half ended June 16, 2007, the Company has recorded $41,000 of capitalized interest related to the construction-in-process of the Company’s solvent recycling system and provided disclosure in Note 2(i) to the financial statements.
Undertakings, page II-3 (II-4 in Amendment No. 1)
40.	Include the undertaking required by Item 512(f) of Regulation S-K.

Response. The undertaking required by Item 512(f) of Regulation S-K has been added.

Ms. Pamela A. Long
August 3, 2007

     Please call the undersigned if you have any questions or additional comments.

Very truly yours
/s/ Heidi J. Steele
Heidi J. Steele

cc:	Joseph Chalhoub Greg Ray Larry A. Barden